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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
AMENDMENT #3

Under the Securities Exchange Act of 1934



Japan Smaller Capitalization Fund, Inc.
(Name of Issuer)

Closed-end Fund traded on NYSE
(Title of Class of Securities)

47109U104
(CUSIP Number)


December 31, 2007
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	___	Rule 13d-1(b)

	_X_	Rule 13d-1(c)

	___	Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.   47109U104


1.	Names of Reporting Persons
	I.R.S. Identification Nos. of above persons (entities only).

	Dudley & Shanley, LLC		Tax I.D.: 13-3324085

2.	Check the Appropriate Box if a Member of a Group (see
      Instructions)

	(a)

	(b)  X

3.	SEC Use Only


4.	Citizenship or Place of Organization

	State of Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:


5.	Sole Voting Power 		   40,000

6.	Shared Voting Power		        0

7.	Sole Dispositive Power	         40,000

8.	Shared Dispositive Power	        0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	40,000 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)

	0.20%

12.	Type of Reporting Person

	IA



Item 1.

(a) Japan Smaller Capitalization Fund, Inc.
(b) 2 World Financial Center, Building B, 22nd Floor, New York, NY 10281-1712

Item 2.

(a) Dudley & Shanley, LLC
(b) 130 Maple Avenue, Suite EB2, Red Bank, NJ 07701
(c) Delaware, U.S.A.
(d) Closed-end Fund traded on NYSE
(e) 47109U104

Item 4.  Ownership

(a) 40,000 shares
(b) 0.20%
(i)  40,000
(ii)      0
(iii)40,000
(iv)      0

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 16, 2008
Date


/s/ FRANK E. SHANLEY, Manager
Signature, Title